Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

January 8, 2013

Mr. Andrew D. Mew

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AutoChina International Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 5, 2012 File No. 001-34477

Dear Mr. Mew:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) included in a letter dated December 10, 2012 addressed to Mr. Jason Wang (the “Staff’s Letter”).

The Company requests that it be permitted to make all of the requested disclosures in its future filings, beginning with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. Andrew D. Mew January 8, 2013 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 41

1.	As you reported material changes in revenues during 2010 as compared to 2011, please revise to include within your analysis of revenues a more robust discussion of the impact of changes in prices of products or services sold or change in volume or introduction of new products as required by paragraph (A)(1) of Item 5 to Form 20-F.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will include appropriate changes in future filings. For the change in revenues during 2010 as compared to 2011, the Company proposes to include the following disclosure in the MD&A under the heading “Results of Operations—2011 Compared to 2010—Revenues”:

“Commercial vehicles revenue decreased by 9.4%, which was primarily due to a decrease in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 10,935 new leases in the year ended December 31, 2011, compared to 12,561 new leases in the year ended December 31, 2010. This decrease in the number of leases was partially offset by an increase in the average price per vehicle, from $44,400 per vehicle to $46,200 per vehicle, from fiscal 2010 to 2011. In addition, the Company realized losses in relation to 169 vehicles for loss and accidents during the year ended December 31, 2011. There were 55 such losses recognized in the year ended December 31, 2010. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slow-down in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles.”

2.	We note your analysis of cost of sales on page 42 is performed on total cost of sales. Please revise to separately discuss the material change in the commercial vehicles and commercial vehicles, related parties, line items within cost of sales.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will include appropriate changes in future filings. For the analysis of cost of sales during 2010 as compared to 2011, the Company proposes to include the following isclosure in the MD&A under the heading “Results of Operations—2011 Compared to 2010—Cost of Sales”:

Mr. Andrew D. Mew January 8, 2013 Page 3

“Cost of Sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total cost of sales in the year ended December 31, 2011 was $490.6 million, as compared to $530.1 million in the prior year, a decrease of 7.4% as compared to the year ended December 31, 2010, mainly due to decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. This decrease was partially offset by an increase in the average cost per vehicle in 2011 to $44,900 compared to $42,200 per vehicle in 2010. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles. Cost of Sales – Commercial vehicles totaled $86.1 million in the year ended December 31, 2011, as compared to $419.4 million in the year ended December 31, 2010, a decrease of 79.5%,as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. Cost of Sales – Commercial vehicles, related parties totaled $404.6 million in the year ended December 31, 2011, as compared to $110.7 million in the year ended December 31, 2010, an increase of 265.4%, due to our increased reliance on related parties to purchase commercial vehicles in order to improve liquidity.”

3.	We note on page F-43 that you significantly increased the balance of the allowance for doubtful accounts from December 31, 2010 to December 31, 2011, and that on page F-10 you have been recording a significantly increasing provision for bad debts during each of the years ended 2009, 2010 and 2011. Additionally, on page 19 of your Form 6-K furnished August 30, 2012, we note you have continued to significantly increase the balance of the allowance for doubtful accounts by recording additional provision for bad debts and you have disclosed that non-performing receivables continue to increase. Within MD&A, please revise to include an analysis of the provision for bad debts, the income statement line items affected, and the impact to the historic results and earnings trends.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will include appropriate changes in future filings. For the analysis of doubtful accounts during 2010 as compared to 2011, the Company proposes to include the following disclosure in the MD&A under the heading “Results of Operations—2011 Compared to 2010— Selling, General and Administrative Expenses”:

Mr. Andrew D. Mew January 8, 2013 Page 4

“From December 31, 2010 to December 31, 2011, we increased the provision for doubtful accounts from $1.5 million to $4.8 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the year was recorded in general and administrative expenses, and accordingly affect the earnings for the period.”

4.	We note your disclosure on page 42 that one of the reasons selling, general and administrative expenses increased from 2010 to 2011 was due to an increase of stock-based compensation expense. However, on page F-10, we note a decrease in stock-based compensation expense from the year ended December 31, 2010 to December 31, 2011. Please explain or revise.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment. The reference to stock-based compensation expense on page 42 is incorrect and should have referred to the increased professional expenses incurred and increased provision for doubtful expenses. The Company will correct this inadvertent error in future filings in the MD&A under the heading “Results of Operations—2011 Compared to 2010— Selling, General and Administrative Expenses” as follows:

“Selling, general and administrative expenses for the year ended December 31, 2011 were $35.2 million, which was $11.4 million, or 47.8%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased professional expenses incurred and increase of provision for doubtful accounts during fiscal 2011.”

Liquidity and Capital Resources, page 50

5.	You disclose on page 50 that you plan to open 250 stores by the end of the year and that 5 stores had already been added during 2012. We also note your disclosure on page 30 of your Form 6-K furnished on August 30, 2012 that you had already opened 8 stores in 2012 and maintained your plan to open 250 by the end of 2012. Please revise and explain how this target will be met by the end of 2012 taking the current progression into consideration and whether you have liquidity concerns when contemplating the expansion.

Mr. Andrew D. Mew January 8, 2013 Page 5

COMPANY RESPONSE: At the time of the filing of the 2011 Annual Report and the 6-K referenced in the comment, the Company anticipated opening a total of 250 new commercial vehicle financing centers by the end of 2012; however, the Company did not open 250 stores in 2012. At the time these projections were made, the Company anticipated that the economic slow-down in China would end and a recovery would commence in late Q3 or early Q4. However, the economic slow-down in China did not end until late Q4, and as a result, a significant recovery has yet to be realized, thus delaying store opening plans. In addition, and as a result of the slow economy in China and other factors, the Company has decided to place more emphasis on product initiatives that require lower capital investment than truck leasing such as the new insurance brokerage business and a new franchise-like truck leasing business model (that is currently in market trials). Accordingly. the Company has since late Q3 placed emphasis on the development of these new products and initiatives ahead of the opening of new stores.

The Company believes that the objective of completing 250 stores by the end of 2012 was within the Company’s capabilities as of August 30, 2012 had economic conditions improved more quickly. Although the Company had only opened 8 new stores in 2012 by that point, opening a new location takes a relatively small amount of cash (as disclosed in the 2011 Annual Report on page 31, approximately US$9,000 per store) and, once the location for the store has been leased, requires from two weeks to three weeks to open. Since the company had been scouting locations for new stores for some time as of August 30, 2012, it believed as of that date that it would be able to open the projected number of stores by the end of 2012.

On October 25, 2012, the Company provided an update on the number of new commercial vehicle financing centers opened during the third quarter of 2012 without repeating the prior guidance regarding 250 new centers by the end of 2012, which the Company believed provided its shareholders with guidance that it no longer anticipated opening an aggregate of 250 stores in 2012.

As of December 31, 2012, the Company had opened a total of 28 new commercial vehicle financing centers for fiscal 2012. The Company intends to update the market regarding the expansion of its network of commercial vehicle financing centers and its quarterly truck lease figures, as it routinely does each quarter, within the coming weeks.

Mr. Andrew D. Mew January 8, 2013 Page 6

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 70

6.	You disclose that you occupied office space provided by Hebei Kaiyuan at no cost to you and that no rental costs were incurred during the year ended December 31, 2011. We also note your disclosure on page 69 that Hebei Kaiyuan is controlled by Yong Hui Li, and on page 66 that Mr. Li owns approximately 65.82% of your outstanding ordinary shares. Please explain why you did not recognize an expense for rental costs paid by the principal stockholder on your behalf. Refer to SAB Topic 5.T.

COMPANY RESPONSE: The office space is owned by a related party – Hebei Kaiyuan. The Company performed an analysis of the rental costs of the office space occupied by the Company by referencing the market prices of similar office buildings in the surrounding areas.

The market rent ranges from RMB61 ($9.45) to RMB76 ($11.77) per square meter per month. The office space occupied by the Company is 2,792 square meters.

Based on these figures, the rental value for the Year ended December 31, 2011 is approximately $355,000 (or $10.61 per square meter, the average of $9.45 and $11.77), which management has determined to be immaterial to the Company’s 2011 operating results. Therefore, management determined not to include such amount into the Company’s general and administrative expenses and additional paid in capital as suggested in SAB Topic 5.T.

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

7.	We note you recognized revenues derived from second hand vehicle lease financing arrangements as a direct finance lease because it does not give rise to dealer’s profit or loss to the Company. Please tell us and disclose in more detail the nature of the arrangement and how revenues are earned. Cite the relevant accounting literature you relied upon to support your accounting. Also advise us the amounts of this revenue stream for all periods presented.

COMPANY RESPONSE: The second hand vehicle lease financing transactions apply when a customer would like to purchase a particular used vehicle from a third party or requires financing for a vehicle already owned. During the lease term, the Company (through its VIE) holds the title of the used vehicle and transfers title to the lessee at the end of the lease term. The second hand vehicle leasing revenues generated for fiscal 2011 and 2010 were $903,000 and nil, respectively.

According to ASC No. 840-10-25-42, a lessor shall consider all four lease classification criteria in ASC No. 840-10-25-1 and both of the following incremental criteria: (a) collectability of the minimum lease payments is reasonably predictable, and (b) no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

Because a credit assessment is performed on each customer before entering into each leasing transaction, the Company believes that collectability is reasonably predictable and no important uncertainties exist at the inception of each lease. Therefore, the criteria of ASC No. 840-10-25-42 are met.

Mr. Andrew D. Mew January 8, 2013 Page 7

According to ASC No. 840-10-25-43(b), a lease is considered a direct financing lease if it: (a) meets any of the criteria in ASC No. 840-10-25-1 and both of the criteria specified in the preceding paragraph; (b) does not give rise to manufacturer’s or dealer’s profit (or loss) to the lessor; and (c) does not meet either of the criteria for a leveraged lease.

One of the criteria specified in ASC No. 840-10-25-1(a) is that the lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title. The Company’s second hand leases meet this criterion.

According to ASC No. 840-10-25-43(a), a lease is considered a sales-type lease if it gives rise to manufacturer’s or dealer’s profit (or loss) to the lessor (that is, the fair value of the leased property at lease inception is greater or less than its cost or carrying amount, if different).

For new commercial vehicle sales, the Company purchases a large volume of commercial vehicles and is in a better position than a retail customer to negotiate for a discount with suppliers. Therefore, the difference of the Company’s purchase cost and the retail market prices becomes the dealer’s profit for new commercial vehicle sales.

Unlike the sale of new commercial vehicles, there is no sizable active secondary market in China for used commercial vehicles, and the Company purchases one used vehicle at a time from the seller, like any other retailer customer would. The Company’s sales team evaluates a contract price (i.e. appraised value) for the value of the used vehicle based on the vehicle model, original purchase price, number of years used, mileage and condition. Therefore, the Company would not be able to earn a dealers’ profit upon the entering into a second hand vehicle lease because it only generates revenue through interest income earned over the lease term, and therefore cannot classify the transactions as “sales-type leases”.

Mr. Andrew D. Mew January 8, 2013 Page 8

According to 840-10-25-43(c), leveraged leases should involve at least three parties: a lessee, a long-term creditor, and a lessor (commonly called the equity participant). The Company’s second hand leases do not meet this criterion because it does not involve a long-term creditor which provides the lessor with substantial leverage in the transaction.

Based on the analysis above, the Company has concluded that its second hand vehicle lease financing transactions meet all the criteria for them to be recorded as “direct financing leases”.

Details of the transaction are as follows:

For example, if the contract price (i.e. appraised value) is $125,000, and the Company agrees to provide $100,000 credit to the customer for financing (as the Company purchases the used vehicle from the customer) or purchase the used vehicle from a third party and leases it to the customer over a 12 month lease term, then $9,500 is paid as monthly rental with an aggregate total rental of $114,000.

Cash ($100,000) is paid to purchase the vehicle upon entering the lease and the Company records this amount as Investments in direct financing leases (an asset). The customer pays a monthly lease rental ($9,500) over the lease term. The excess of aggregate lease rentals over the cost of the leased vehicle constitutes the unearned lease income (i.e. $14,000) to be recorded as income (and recorded under the category of “Revenue – finance and insurance”) over the lease term by using the effective interest method.

To record the transactions, the following accounting entries are made:

a. Upon entering of the second hand vehicle lease:

Dr. Investments in direct financing leases	$100,000

Cr. Cash		$100,000

b. For each monthly repayment:

Dr. Cash	$9,500

Cr. Investments in direct financing leases		$8,333

Cr. Revenue – finance and insurance		$1,167

Mr. Andrew D. Mew January 8, 2013 Page 9

(Note: All figures are for illustration purposes only)

The Company acknowledges the Staff’s comment and will include appropriate changes in future filings. The Company proposes to include the following disclosure under the heading “Critical Accounting Policies and Estimates – Revenue Recognition”:

“The Company recognizes its second hand vehicle lease financing arrangements as a direct financing leases because it does not give rise to dealer’s profit or loss to the Company. Under the second hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of the second hand vehicle constitutes the unearned lease income to be taken into income over the lease term by using the effective interest method.”

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

8.	We note your disclosure of a financing arrangement with two affiliates, namely Beiguo and Renbai, in which you sold commercial vehicles to them in exchange for notes receivable and you did not recognize the transaction as a sale as you have repurchase obligations, and you appear to factor the receivable with a third party financial institution by paying a discount of 3.5% per annum. In order for us to better understand the transaction, tell us and disclose in more detail the rights and obligations of all of the parties involved in this arrangements and how you reflect the transaction in the financial statements. Provide us complete journal entries showing how you recorded the transaction with each party involved.

COMPANY RESPONSE: The nature of the related party transaction is a financing arrangement for up to 6 months through purchases of commercial vehicles from related parties. In accordance with the agreement between the Company and Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”; and collectively with Beiguo, the “Affiliates”) in 2010 the Affiliates provided an extended payment term up to 6 months to the Company for a charge of approximately 4% per annum.

According to the financing arrangements, the Affiliates sell commercial vehicles at a fixed mark-up (0.2%-0.3%) and receive an interest charge of up to 1.8% per transaction over the 6-month credit period. Therefore, the interest rate incurred for the Affiliates becomes approximately 3.5% per annum. However, since the Affiliates do not have sufficient internal resources to source the commercial vehicles to the Company, the Affiliates, by issuing bank acceptance notes, purchase the commercial vehicles through one of the Company’s VIEs, Shanxi Chuanglian Auto Trade Co. Ltd. (“Chuanglian Auto Trade”), which purchases the commercial vehicles from third party suppliers (vendors and manufacturers). At the same time, the Affiliates sell the just-purchased commercial vehicles to Hebei Kaiyuan Auto Trade Co. Ltd. (“Kaiyuan Auto Trade, a VIE of the Company) with credit terms up to 180 days at a mark-up of 0.2%-0.3%. Shanxi Chuanglian then discounts the bank acceptance notes with third-party financial institutions and uses the fund to settle the obligations to the third party suppliers.

Mr. Andrew D. Mew January 8, 2013 Page 10

Throughout the transaction, the Affiliates have the right to receive cash, including the mark up and interest income from the Company, in 6 months’ time. On the other hand, the Affiliates bear the obligation to issue bank acceptance notes at the beginning of the transaction. In addition, the Company (through its VIEs) has the right to receive the commercial vehicle and receive the bank acceptance note provided by the Affiliates. The bank acceptance note could be converted into cash when the Company sells it to a financial institution at a discount at the beginning of the transaction. However, the Company has an obligation to repurchase the commercial vehicle immediately and settle the payable to the Affiliates, including the mark up and interest expenses, in 6 months.

The Company ceased using this financing arrangement in January 2011.

Under this structure, the Affiliates are not considered to be the primary obligors in the sales and purchases arrangement; the amount received by the Affiliates is a fixed percentage, and they do not have inventory risk.

ASC 605-15-25-1 states the following:

“If an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met: *** (Note: (a), (b), (c) and (f) are omitted here as they are not relevant)

“(d). The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

“(e). The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer. ***

“Sales revenue and cost of sales that are not recognized at time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.”

Mr. Andrew D. Mew January 8, 2013 Page 11

Condition (d) above relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.

As both Chuanglian Auto Trade and Kaiyuan Auto Trade are within the consolidated with AutoChina, the risk associated with the commercial vehicles has not been transferred out of AutoChina. Under the arrangement, the Affiliates are required to resell all the commercial vehicles immediately to another VIE of AutoChina and the Affiliates are not involved in the operation of commercial vehicle trading or leasing. Therefore, in substance, the Affiliates are providing financing to AutoChina, and the sales revenue from the commercial vehicles sold to/purchased from the Affiliates should not be recognized in accordance with items (d) & (e) of ASC 605-15-25-1.

Therefore, the Company has concluded that no sales and cost should be recognized from the Affiliates, and that the following accounting entries are recorded for the transactions from the consolidated perspective (assuming a vehicle price of $200,000):

i.) At the beginning of the related party transactions

When vehicle is sold to Affiliates:

Dr. Notes receivable, related parties	$200,000

Cr. Commercial Vehicle		$200,000

When vehicle is repurchased from the Affiliates:

Dr. Commercial Vehicle	$200,000

Dr. Deferred expenses, related parties	$4,000

Cr. Accounts payable, related parties		$204,000

When discounting the banks acceptance notes, assuming 6 month maturity, with interest rate of 3.5% per annum

Dr. Cash	$196,500

Dr. Interest expense	$3,500

Cr Notes receivables, related parties		$200,000

Mr. Andrew D. Mew January 8, 2013 Page 12

ii.) During the period

Interest expenses are charged over time:

Dr. Interest expenses, related parties	$7,672

Cr. Interest payable, related parties		$3,672

Cr. Deferred expenses, related parties		$4,000

iii.) After 6 months

Upon the repayment of the payables to the Affiliates:

Dr. Accounts payable, related parties	$204,000

Dr. Interest payable, related parties	$3,672

Cr. Cash		$207,672

(Note: All figures are for illustration purposes only)

The Company acknowledges the Staff’s comment and will include appropriate changes in future filings. The Company proposes to include the following disclosure under the heading “Note 19 - Related Party Balances And Transactions - Accounts payable, related parties”:

“During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (collectively referred to as “Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”; and collectively with Beiguo, the “Affiliates”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer, and Mr. Lau, a director of AutoChina.

“The Company pays a financing charge of approximately 4% per annum to the Affiliates for the funds obtained due to this financing arrangement in part because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

Mr. Andrew D. Mew January 8, 2013 Page 13

“Pursuant to the financing arrangements, Beiguo and Renbai sell commercial vehicles at a fixed mark-up (0.2%-0.3%) and receive an interest charge of up to 1.8% per transaction over the 6-month credit period. Therefore, the interest rates incurred for the Affiliates is approximately 3.5% per annum. However, since the Affiliates do not have sufficient internal resources to source the commercial vehicles to the Company, the Affiliates, by issuing bank acceptance notes, purchase the commercial vehicles through one of the Company’s VIEs, Shanxi Chuanglian Auto Trade Co. Ltd. (“Chuanglian Auto Trade”), which purchases the commercial vehicles from third party suppliers (vendors and manufacturers). At the same time, the Affiliates sell the just-purchased commercial vehicles to Hebei Kaiyuan Auto Trade Co. Ltd. (“Kaiyuan Auto Trade, a VIE of the Company) with credit terms of up to 180 days at a mark-up of 0.2%-0.3%. Shanxi Chuanglian then discounted the bank acceptance notes with third-party financial institutions and used the fund to settle the obligation to the third party suppliers. The Company ceased using the financing arrangement with the Affiliates in January 2011.”

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Mr. Andrew D. Mew January 8, 2013 Page 14

On behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP